May 25, 2012

Via EDGAR
Mr. John Reynolds
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Quest Diagnostics Incorporated
Form 10-K for Fiscal Year End December 31, 2011
Filed February 16, 2012
Supplemental Response Filed April 30, 2012
File No. 001-12215

Dear Mr. Reynolds:

We acknowledge receipt of your letter dated May 15, 2012 to William J. O’Shaughnessy, Jr. of Quest Diagnostics Incorporated (the “Company”) regarding the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Form 10-K filing identified above.  Set forth below are the Company’s responses to the Staff’s comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

Risk Factors, page 19
“Failure in our information technology systems…,” page 24

1.
We reviewed your response to comment one in our letter dated April 18, 2012.  Given your risk factor disclosure that your information technology systems are used extensively in virtually all aspects of your business, please tell us whether you have experienced any attacks, viruses, intrusions or similar problems in the past.  If so, your disclosure in future filings should not be limited to stating that you “may” experience such attacks, viruses, intrusions or similar problems.  In order to provide the proper context, you should clearly state that you have experienced attacks and you may include language that indicates that the attacks were mitigated.

Response:  The Company respectfully advises the Staff that, like other major companies, our information technology systems from time to time have experienced minor attacks, minor viruses, attempted intrusions or similar problems, but each was mitigated and none materially disrupted, interrupted, damaged or shutdown the Company’s information technology systems, materially disrupted the Company’s performance of its business or, to the Company’s knowledge, resulted in material unauthorized access to data.  The Company will clarify in its future risk factor disclosure that from time to time it has experienced minor attacks, minor viruses, attempted intrusions or similar problems, but that each was mitigated and none has materially disrupted, interrupted, damaged or shutdown the Company’s information technology systems, materially disrupted the Company’s performance of its business or, to the Company’s knowledge, resulted in material unauthorized access to data.

****

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings. The Company further acknowledges that Staff comments, or any changes made to the Company’s disclosure in response to Staff comments, do not foreclose the Commission from taking any further action with respect to the Company’s filings and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the Company’s response, or if you require additional information, please feel free to contact me at (973) 520-2116.

Very truly yours,

/s/ William J. O’Shaughnessy, Jr.
William J. O’Shaughnessy, Jr.
Assistant General Counsel and
Corporate Secretary

Cc: Adam F. Turk, U.S. Securities and Exchange Commission
Stephen H. Rusckowski, President and Chief Executive Officer
Robert A. Hagemann, Senior Vice President and Chief Financial Officer
Michael E. Prevoznik, Senior Vice President and General Counsel
Thomas F. Bongiorno, Vice President, Corporate Controller
Stephen T. Giove, Shearman & Sterling LLP
Donald G. Brenner, PricewaterhouseCoopers LLP